Exhibit 99.16

McElhanney Consulting Services Ltd.

March 25, 2010

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year then ended, which is being filed as an exhibit to and incorporated by reference in the 40-F.

I, Robert Parolin, P.Eng., on behalf of myself and McElhanney Consulting Services Ltd., hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name and McElhanney Consulting Services Ltd.’s name in connection with the following report in the AIF: the Kerr-Sulphurets-Mitchell Preliminary Economic Assessment Addendum – 2009 dated September 8, 2009.

Yours truly,

/S/ ROBERT PAROLIN
Robert Parolin, P.Eng.